UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CARDCONNECT CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

US14141X1081

(CUSIP Number)

CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

 (484) 581-2200

With a copy to:

Amanda Abrams

Ledgewood, P.C.

2001 Market Street, Suite 3400

Philadelphia, PA 19103

(215) 731-9450

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP NO. US14141X1081

1	NAME OF REPORTING PERSON DGC FAMILY FINTECH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 506,419
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 506,419
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

* See Item 5.

2

SCHEDULE 13D

CUSIP NO. US14141X1081

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 976,945
	9	SOLE DISPOSITIVE POWER 470,526
	10	SHARED DISPOSITIVE POWER 506,419
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

3

SCHEDULE 13D

CUSIP NO. US14141X1081

1	NAME OF REPORTING PERSON Betsy Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 825,896
	9	SOLE DISPOSITIVE POWER 825,896
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

4

SCHEDULE 13D

CUSIP NO. US14141X1081

1	NAME OF REPORTING PERSON James J. McEntee, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 187,825
	9	SOLE DISPOSITIVE POWER 187,825
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

5

SCHEDULE 13D

CUSIP NO. US14141X1081

1	NAME OF REPORTING PERSON Shami Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER 80,000
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

6

SCHEDULE 13D

CUSIP NO. US14141X1081

1	NAME OF REPORTING PERSON Frank Mastrangelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 131,666
	9	SOLE DISPOSITIVE POWER 131,666
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

7

SCHEDULE 13D

CUSIP NO. US14141X1081

1	NAME OF REPORTING PERSON Jeffrey Shanahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,016,809
	9	SOLE DISPOSITIVE POWER 1,016,809
	10	SHARED DISPOSITIVE POWER -0-
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

8

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Brian Shanahan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 2,414,137
	(9)	Sole dispositive power 2,414,137
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,414,137
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 8.4%
(14)	Type of reporting person (see instructions) IN

9

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Patrick Shanahan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 314,456
	(9)	Sole dispositive power 314,456
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 314,456
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 1.1%
(14)	Type of reporting person (see instructions) IN

10

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Charles Bernicker
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 267,788
	(9)	Sole dispositive power 267,788
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 267,788
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 0.9
(14)	Type of reporting person (see instructions) IN

11

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Scott Dowty
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 266,597
	(9)	Sole dispositive power 266,597
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 266,597
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 0.9%
(14)	Type of reporting person (see instructions) IN

12

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Angelo Grecco
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 263,204
	(9)	Sole dispositive power 263,204
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 263,204
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 0.9%
(14)	Type of reporting person (see instructions) IN

13

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Robert Nathan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 250,894
	(9)	Sole dispositive power 250,894
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 250,894
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 0.9%
(14)	Type of reporting person (see instructions) IN

14

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Rush Taggart
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 63,075
	(9)	Sole dispositive power 63,075
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 63,075
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 0.2%
(14)	Type of reporting person (see instructions) IN

15

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 9,756,030
	(9)	Sole dispositive power 9,756,030
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,756,030
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 33.9%
(14)	Type of reporting person (see instructions) PN

16

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III-N, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 528,983
	(9)	Sole dispositive power 528,983
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 528,983
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.8%
(14)	Type of reporting person (see instructions) PN

17

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures III-T, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 317,390
	(9)	Sole dispositive power 317,390
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 317,390
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.1%
(14)	Type of reporting person (see instructions) PN

18

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons FTVentures Management III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403
(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 36.9%
(14)	Type of reporting person (see instructions) OO

19

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Richard N. Garman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403
(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 36.9%
(14)	Type of reporting person (see instructions) IN

20

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Brad E. Bernstein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403
(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 36.9%
(14)	Type of reporting person (see instructions) IN

21

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons David A. Haynes
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403
(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 36.9%
(14)	Type of reporting person (see instructions) IN

22

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Christopher H. Winship
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403
(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 36.9%
(14)	Type of reporting person (see instructions) IN

23

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons James C. Hale
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403
(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 36.9%
(14)	Type of reporting person (see instructions) IN

24

SCHEDULE 13D

CUSIP No. US14141X1081

(1)	Names of reporting persons Robert A. Huret
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	(7)	Sole voting power 0
	(8)	Shared voting power 10,602,403
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,602,403
(11)	Aggregate amount beneficially owned by each reporting person 10,602,403
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (9) 36.9%
(14)	Type of reporting person (see instructions) IN

25

The following constitutes the Schedule 13D filed by the undersigned persons and entities (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Shares”), of CardConnect Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1000 Continental Drive, Suite 300, King of Prussia PA 19406.

Item 2.	Identity and Background.

This statement is filed by the following persons and entities:

●	DGC Family FinTech Trust, a trust organized under the laws of the state of Florida (the “Trust”);

●	Daniel G. Cohen, a U.S. citizen;

●	Betsy Z. Cohen, a U.S. citizen;

●	James J. McEntee, III, a U.S. citizen;

●	Shami Patel, a U.S. citizen;

●	Frank Mastrangelo, a U.S. citizen;

●	Jeffrey Shanahan, a U.S. citizen;

●	Brian Shanahan, a U.S. citizen;

●	Patrick Shanahan, a U.S. citizen;

●	Charles Bernicker, a U.S. citizen;

●	Scott Dowty, a Canadian citizen;

●	Angelo Grecco, a U.S. citizen;

●	Robert Nathan, a U.S. citizen;

●	Rush Taggart, a U.S. citizen;

●	FTVentures III, L.P., a Delaware limited partnership (“FTV III”), by virtue of its direct beneficial ownership of Shares;

●	FTVentures III-N, L.P., a Delaware limited partnership (“FTV III-N”), by virtue of its direct beneficial ownership of Shares;

●	FTVentures III-T, L.P., a Delaware limited partnership (“FTV III-T” and together with FTV III and FTV III-N, the “FTV Entities ”), by virtue of its direct beneficial ownership of Shares;

●	FTVentures Management III, L.L.C., a Delaware limited liability company (“FTVentures”), by virtue of it being the general partner of the FTV Entities; and

●	Richard N. Garman, Brad E. Bernstein, David A. Haynes, Christopher H. Winship, James C. Hale and Robert A. Huret, as the managing members of FTVentures (the “Managing Members”), who acting by a majority vote of the group, share voting and dispositive power over the limited liability company interest in the FTV Entities held directly by FTVentures and therefore share an indirect beneficial interest in the Shares held directly by the FTV Entities.

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Each of the persons and entities set forth above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Trust, Mr. Cohen, Mrs. Cohen, Mr. McEntee, Mr. Patel and Mr. Mastrangelo are sometimes referred to as the “Former FinTech Stockholders.” Jeffrey Shanahan, Brian Shanahan, Patrick Shanahan, Charles Bernicker, Scott Dowty, Angelo Grecco, Robert Nathan, Rush Taggart and the FTV Entities are sometimes referred to as the “Former CardConnect Stockholders”)

The FTV Entities, FTVentures and the Managing Members are sometimes referred to herein individually as an “FTV Filer” and collectively as the “FTV Filers.” The Managing Members disclaim beneficial ownership of any Shares held by the FTV Entities except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Each Reporting Person disclaims beneficial ownership of the Shares held by each other Reporting Person except to the extent of his, her or its pecuniary interest therein.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Trust was formed for the express purpose of investing in and holding assets, including securities of the Issuer, and its address is c/o Daniel Cohen, Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Daniel D. Cohen is the trustee of the Trust.

Mr. Cohen is Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of Institutional Financial Markets, Inc., a Maryland corporation (“IFMI”), and is the Chairman of the Board of Managers, Chief Investment Officer and Chief Executive Officer of IFMI, LLC (formerly Cohen Brothers, LLC), a Delaware limited liability company and a majority owned subsidiary of IFMI, both with an address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Betsy Z. Cohen is a member of the Board of Directors of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406. Mrs. Cohen is also a director of Aetna, Inc., an insurance company.

James J. McEntee, III is the Managing Principal of StBWell, LLC, an owner and operator of real estate, with an address at 712 Fifth Ave, 8th Floor, New York, NY 10019.

Shami Patel is Co-Head of the Venture Capital Team and General Partner of Pacific View Ventures, a division of Pacific View Asset Management, LLC, an investment advisory firm, with an address at 600 Montgomery Street, San Francisco, California 94111.

Frank Mastrangelo is a Managing Director at Sapere Advisory, with an address at 29 Ludwigs Crossing Lange, Glenmoore, PA 19343.

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Jeffrey Shanahan is the Chief Executive Officer and President of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Brian Shanahan is the Chief Executive Officer and President of Penn Cove Group Capital, a firm that invests in high-growth companies primarily in real estate, technology, and payments and technology processing, with an address at 607 Washington Road, Suite 400, Pittsburgh PA 15228.

Patrick Shanahan is the Chief Operating Officer of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Charles Bernicker is the Chief Financial Officer of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Scott Dowty is the Chief Sales Officer of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Angelo Grecco is the Executive Vice President – Business Development of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Robert Nathan is the Executive Vice President – Integrated Solutions of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Rush Taggart is the Chief Technology Officer of the Issuer, with an address at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

The address of the principal business and principal office of each of the FTV Filers is 555 California Street, Suite 2850, San Francisco, California 94190. The principal occupation of each of the Managing Members is serving as a principal and member of FTVentures. The principal business of each of the FTV Entities and FTVentures is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. Each of the Managing Members is a citizen of the United States. Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each of the FTV Filers. Annex A is incorporated herein by reference.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration.

On July 29, 2016, the Issuer consummated a business combination pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated March 7, 2016, as amended June 24, 2016, with FinTech Merger Sub, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), and FTS Holding Corp. (“Target”), pursuant to which the Issuer acquired Target through a merger of Target with and into Merger Sub (the “Merger”). In connection with the Merger and as described in more detail below, certain of the Reporting Persons received Shares and options to purchase Shares as partial consideration in the Merger.

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Each Reporting Person may be deemed to have acquired beneficial ownership of all Shares held by each of the other Reporting Persons by virtue of entering into the Shareholders Agreement, dated July 29, 2016 (the “Shareholders Agreement”), which was entered into in connection with the Merger and is described in more detail in Item 4. None of the Reporting Persons has paid or received any consideration in connection with the execution and delivery of the Shareholders Agreement. Each Reporting Person disclaims beneficial ownership of the Shares held by each other Reporting Person except to the extent of his, her or its pecuniary interest therein.

The Trust directly holds 506,419 Shares, which were purchased from the Issuer in private placements.

Daniel Cohen, as the sole member of Cohen Sponsor Interests, LLC, holds 415,526 Shares (including 55,000 “Placement Shares”) and warrants to purchase 55,000 Shares, which were purchased from the Issuer in private placements for an aggregate purchase price of $552,307.

Betsy Cohen directly holds 325,896 Shares purchased from the Issuer in private placements for an aggregate purchase price of $2,086; 500,000 Shares that were purchased on June 6, 2016 with personal funds in the open market for an aggregate purchase price of $5,000,000, and 6,597 Shares underlying a restricted common stock grant issued to her on July 29, 2016 in connection with her service as a director of the Issuer.

James J. McEntee, III directly holds 177,825 Shares (including 10,000 Placement Shares) and warrants to purchase 10,000 Shares, which were purchased from the Issuer in private placements for an aggregate purchase price of $101,074.

Shami Patel directly holds 80,000 Shares, which were purchased with personal funds from Mr. Cohen. The aggregate purchase price of the Shares held by Mr. Patel was $512.

Frank Mastrangelo directly holds 126,666 Shares (including 5,000 Placement Shares) and warrants to purchase 5,000 Shares, all of which were purchased with personal funds from the Issuer in private placements occurring prior to the IPO. The aggregate purchase price of the Shares held by Mr. Mastrangelo was $50,779.

Jeffrey Shanahan directly holds 370,126 Shares and options to purchase 648,663 Shares, all of which were received as partial consideration in the Merger.

Brian Shanahan directly holds 1,817,540 Shares and options to purchase 465,837 Shares which were received as partial consideration in the Merger. Mr. Shanahan also holds (a) an additional 100,000 Shares that were purchased from the Issuer in a private placement on July 29, 2016 (the “PIPE”) at an aggregate purchase price of $1,000,000, or $10.00 per share, and (b) an additional 30,760 Shares that he received for nominal consideration from a stockholder of the Issuer pursuant to the Securities Transfer Agreement, dated July 27, 2016 (the “Securities Transfer Agreement”), among Mr. Shanahan, the FTV Entities, certain other stockholders of the Issuer and certain stockholders of FinTech Acquisition Corp., including Mr. McEntee, Mr. Patel and Mr. Mastrangelo.

Patrick Shanahan directly holds 41,353 Shares and options to purchase 273,103 Shares which were received as partial consideration in the Merger.

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Charles Bernicker directly holds no Shares and options to purchase 267,788 Shares which were received as partial consideration in the Merger.

Scott Dowty directly holds no Shares and options to purchase 266,597 Shares which were received as partial consideration in the Merger.

Angelo Grecco directly holds no Shares and options to purchase 263,204 Shares which were received as partial consideration in the Merger.

Robert Nathan directly holds 41,355 Shares and options to purchase 209,539 Shares which were received as partial consideration in the Merger.

Rush Taggart directly holds 13,020 Shares and options to purchase 50,055 Shares which were received as partial consideration in the Merger.

The FTV Filers hold an aggregate of 10,261,643 Shares received as partial consideration in the Merger, including an aggregate of 300,000 Shares that the FTV Entities elected to receive in lieu of a portion of the cash merger consideration payable to them. The Merger Agreement valued the Shares at $10.00 per share. The FTV Entities also entered into a Securities Purchase Agreement, dated as July 27, 2016, pursuant to which the FTV Entities purchased in the PIPE an aggregate of 190,000 Shares for an aggregate purchase price of $1,900,000, or $10.00 per share.

Pursuant to the Securities Transfer Agreement, and in consideration for the FTV Entities’ participation in the PIPE, the FinTech shareholders party thereto agreed to transfer an aggregate of 150,760 Shares (such Shares, together with the 30,760 Shares transferred to Brian Shanahan pursuant to the Securities Transfer Agreement, the “Founder Shares”) to the FTV Entities for nominal consideration, including 25,000 Shares transferred by Mr. McEntee, 10,000 Shares transferred by Mr. Patel and 75,000 Shares transferred by Mr. Mastrangelo.

Item 4.	Purpose of Transaction.

Registration Rights Agreement

In connection with the closing of the Merger, certain of the former CardConnect Stockholders entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. The Registration Rights Agreements provides for a secondary follow-on offering, a shelf registration and includes demand rights and piggyback rights, subject to customary underwriter cutbacks and issuer blackout periods. The Issuer has agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Shareholders Agreement

Pursuant to the Shareholders Agreement, certain stockholders, including the FTV Entities and the Former FinTech Stockholders, have certain director nominee designation rights and have agreed to vote for the director nominees designated under the agreement. The stockholders will cease to have any continuing director designation rights under the Shareholders Agreement if their respective ownership of the Issuer’s common stock is at any time less than 5% of the total outstanding common stock.

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Lockup Agreement

In connection with the closing of the Merger, the Former CardConnect Stockholders and Former FinTech Stockholders, among others, entered into a letter agreement (the “Lockup Agreement”) with the Issuer. Pursuant to the Lockup Agreement, the parties thereto agreed not to sell or transfer their Shares during for a period of 180 days following the closing of the Merger, subject to specified exceptions.

Letter Agreement

The Shares and warrants held by the Former FinTech Stockholders (other than the 500,000 Shares held by Mrs. Cohen that were purchased in the open market) and the Founders Shares are subject to transfer restrictions (the “Transfer Restrictions”) pursuant to the Letter Agreement dated February 12, 2015 by and among the Former FinTech Stockholders, the FTV Entities and Brian Shanahan, among others (the “Letter Agreement”). These Transfer Restrictions provide that, subject to certain limited exceptions, such Shares, Founder Shares and warrants are not transferable or salable (i) in the case of the Shares held by the Former FinTech Stockholders (other than Placement Shares) and the Founder Shares, (a) with respect to 20% of such shares, until consummation of the Issuer’s initial business combination, which occurred on July 29, 2016, (b) with respect to 20% of such shares, when the closing price of the common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination, (c) with respect to 20% of such shares, when the closing price of the common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination, (d) with respect to 20% of such shares, when the closing price of the common stock exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination and (e) with respect to 20% of such shares, when the closing price of the common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business combination or earlier, in any case, if, following a business combination, the Issuer engages in a subsequent transaction (1) resulting in the Issuer’s shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or similar transaction that results in a change in the majority of the Issuer’s board of directors or management team in which the Issuer is the surviving entity, and (ii) in the case of the Placement Shares and warrants, until August 28, 2016.

Other than as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s common stock that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

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Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The table below sets forth, as of August 8, 2016, for each Reporting Person, the aggregate Shares (including Shares underlying warrants and options exercisable within 60 days of the date of this Schedule 13D) beneficially owned by the Reporting Person, and the Shares over which the Reporting Person has sole voting power, sole dispositive power, shared voting power and shared dispositive power. The aggregate percentage of Shares reported owned by each person named herein is based upon 28,751,331 Shares outstanding as of July 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2016.

Reporting Person	Aggregate Shares Owned		Shares over which Reporting Person has Sole Voting Power	Shares over which Reporting Person has Sole Dispositive Power	Shares over which Reporting Person has Shared Voting Power		Shares over which Reporting Person has Shared Dispositive Power
DGC Family FinTech Trust	506,419	(1)	0	0	506,419	(1)(4)	506,419	(1)
Daniel G. Cohen	976,945	(2)	0	470,526	976,945	(2)(3)(4)	976,945	(2)(3)
Betsy Z. Cohen	825,896		0	825,896	825,896	(4)	0
Frank Mastrangelo	131,666		0	131,666	131,666	(4)	0
James J. McEntee, III	187,825		0	187,825	187,825	(4)	0
Shami Patel	80,000		0	80,000	90,000	(4)	0
Jeffrey Shanahan	1,016,809		0	1,016,809	1,016,809	(4)	0
Brian Shanahan	2,414,137		0	2,414,137	2,414,137	(4)	0
Patrick Shanahan	314,456		0	314,456	314,456	(4)	0
Charles Bernicker	267,788		0	267,788	267,788	(4)	0
Scott Dowty	266,597		0	266,597	266,597	(4)	0
Angelo Grecco	263,204		0	263,204	263,204	(4)	0
Robert Nathan	250,894		0	250,894	250,894	(4)	0
Rush Taggart	63,075		0	63,075	63,075	(4)	0
FTV III	9,756,030	(5)(8)	0	0	9,756,030	(4)	9,756,030
FTV III-N	528,983	(6)(8)	0	0	528,983	(4)	528,983
FTV III-T	317,390	(7)(8)	0	0	317,390	(4)	317,390

(1)	Voting and dispositive power over these Shares is shared with Daniel Cohen.
(2)	Includes Shares held by the Trust. Mr. Cohen is the trustee of the Trust and may be deemed to beneficially own Shares held by the Trust.
(3)	Mr. Cohen shares voting and dispositive power over 506,419 of these Shares with the Trust.
(4)	Voting power over these Shares may be deemed to be shared with the other Reporting Persons due to the Shareholders Agreement.
(5)	FTV III is the direct beneficial owner of 9,756,030 Shares.
(6)	FTV III-N is the direct beneficial owner of 528,983 Shares.
(7)	FTV III-T is the direct beneficial owner of 317,390 Shares.
(8)	FTVentures is the general partner of FTV III, FTV III-N and FTV III-T. As such, FTVentures may be deemed to be the beneficial owner of the shares of Common Stock held directly by FTV III, FTV III-N and FTV III-T. Richard N. Garman, Brad E. Bernstein, David A. Haynes, Christopher H. Winship, James C. Hale and Robert A. Huret are the managing members of FTVentures, and they have the power, acting by a majority, to vote or dispose of the shares held directly by FTV III, FTV III-N and FTV III-T. None of Richard N. Garman, Brad E. Bernstein, David A. Haynes, Christopher H. Winship, James C. Hale or Robert A. Huret directly owns any shares of Common Stock.

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As of August 8, 2016, the Reporting Persons beneficially owned 17,661,695 Shares in the aggregate, constituting approximately 61.4% of the Shares outstanding. Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of their entry into the Shareholders Agreement. As a “group”, each Reporting Person may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Transactions in Shares by the Reporting Persons during the sixty days prior to the filing of this Schedule 13D are as follows:

●	On July 28, 2016, Daniel Cohen and Betsy Cohen transferred 132,881 Shares and 187,119 Shares, respectively, to Palestra Capital Master Fund, L.P.

●	On July 29, 2016, Daniel Cohen sold an aggregate of 125,000 Shares to Bay Pond Partners, L.P. and Bay Pond Investors (Bermuda) Partners L.P. for aggregate consideration of $800 and sold 20,000 shares to Ithan Creek Master Fund, L.P. for aggregate consideration of $128.

Except for the transactions described herein, including the transactions described in Item 3, which are incorporated by reference into this Item 5, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

To the knowledge of the Reporting Persons, no other persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

Each of the Initial Shareholders is party to a registration rights agreement with the Issuer dated February 12, 2015 (the “IPO Registration Rights Agreement”). The IPO Registration Rights Agreement provides that the Former FinTech Stockholders have the right to require the Issuer to register under the Securities Act of 1933, as amended, a sale of any of the Shares held by them. The Initial Shareholders are entitled to make up to three demands, excluding short form registration demands, and have “piggy-back” registration rights allowing them to include their securities in other registration statements filed by the Issuers. The Issuer will bear the costs and expenses of filing any such registration statements.

Pursuant to the terms of the Warrant Agreement, dated as of February 12, 2015, between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), each warrant entitles the holder to purchase one Share at a price of $12.00 per share, subject to adjustment, at any time commencing on the later of August 19, 2016 or 30 days after the consummation of the Issuer’s initial business combination. The warrants expire on July 29, 2021.

On August, 8 2016, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

The descriptions of the various agreements included or incorporated by reference in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibits to this Schedule 13D.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated March 7, 2016, as amended, by and among FinTech Acquisition Corp., FinTech Merger Sub, Inc. and FTS Holding Corporation (1)

99.2	Shareholders Agreement, dated July 29, 2016 (3)

99.3	Letter Agreement, dated February 12, 2015, by and among the FinTech Acquisition Corp. and certain security holders, officers and directors of FinTech Acquisition Corp. (2)

99.4	Registration Rights Agreement, dated February 12, 2015, by and among FinTech Acquisition Corp. and certain security holders of FinTech Acquisition Corp. (2)

99.5	Warrant Agreement, dated February 12, 2015, between Continental Stock Transfer & Trust Company and FinTech Acquisition Corp. (2)

99.6	Letter Agreement dated July 29, 2016 (3)

99.7	Registration Rights Agreement dated July 29, 2016 (3)

99.8	Securities Purchase Agreement, dated July 27, 2016, among the Issuer and the FTV Entities

99.9	Securities Purchase Agreement, dated July 27, 2016 between the Issuer and Brian Shanahan

99.10	Securities Transfer Agreement dated July 29, 2016

99.11	Joint Filing Agreement.

(1)	Incorporated by reference to definitive proxy statement/prospectus filed by the Issuer on July 12, 2016.
(2)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 19, 2015.
(3)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on August 4, 2016.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2016

DGC FAMILY FINTECH TRUST

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen
Title:	Trustee

/s/ Daniel G. Cohen
DANIEL G. COHEN

/s/ Betsy Z. Cohen
BETSY Z. COHEN

/s/ Frank Mastrangelo
FRANK MASTRANGELO

/s/ James J. McEntee, III
JAMES J. MCENTEE, III

/s/ Shami Patel
SHAMI PATEL

/s/ Jeffrey Shanahan
JEFFREY SHANAHAN

/s/ Brian Shanahan
BRIAN SHANAHAN

/s/ Patrick Shanahan
PATRICK SHANAHAN

/s/ Charles Bernicker
CHARLES BERNICKER

/s/ Scott Dowty
SCOTT DOWTY

/s/ Angelo Grecco
ANGELO GRECCO

/s/ Robert Nathan
ROBERT NATHAN

/s/ Rush Taggart
RUSH TAGGART

[CardConnect Corp. – Schedule 13D]

By:	/s/ Richard N. Garman
Name:	Richard N. Garman

By:	/s/ Brad E. Bernstein
Name:	Brad E. Bernstein

By:	/s/ David A. Haynes
Name:	David A. Haynes

By:	/s/ Chris H. Winship
Name:	Chris H. Winship

By:	/s/ James C. Hale
Name:	James C. Hale

By:	/s/ Robert A. Huret
Name:	Robert A. Huret

[CardConnect Corp. – Schedule 13D]

FTVENTURES III, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVENTURES III-N, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVENTURES III-T, L.P.

By:	FTVentures Management III, L.L.C.
Its:	General Partner

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

FTVentures Management III, L.L.C.

By:	/s/ David A. Haynes
Name:	David A. Haynes
Its:	Managing Member

[CardConnect Corp. – Schedule 13D]

ANNEX A

FTVentures III, L.P.

There are no executive officers or directors appointed at FTVentures III, L.P. The general partner of FTVentures III, L.P. is FTVentures Management III, L.L.C.  The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures III-N, L.P.

There are no executive officers or directors appointed at FTVentures III-N, L.P. The general partner of FTVentures III-N, L.P. is FTVentures Management III, L.L.C.  The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures III-T, L.P.

There are no executive officers or directors appointed at FTVentures III-T, L.P. The general partner of FTVentures III-T, L.P. is FTVentures Management III, L.L.C.  The name of each of the members of FTVentures Management III, L.L.C. is set forth below.

FTVentures Management III, L.L.C.

There are no executive officers or directors appointed at FTVentures Management III, L.L.C. The following table sets forth the names and of the members of FTVentures Management III, L.L.C.

Name	Principal Occupation

Richard N. Garman	Senior Managing Member of FTVentures Management III, L.L.C.

Brad E. Bernstein	Managing Member of FTVentures Management III, L.L.C.

James C. Hale	Managing Member of FTVentures Management III, L.L.C.

David A. Haynes	Managing Member of FTVentures Management III, L.L.C.

Robert A. Huret	Managing Member of FTVentures Management III, L.L.C.

Chris H. Winship	Managing Member of FTVentures Management III, L.L.C.

[CardConnect Corp. – Schedule 13D]